Securities and Exchange Commission
April 6, 2017

Via EDGAR
April 6, 2017
Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Forum Energy Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-35504
Ladies and Gentlemen:
Set forth below are the responses of Forum Energy Technologies, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 23, 2017, with respect to the Company’s financial statements and related disclosures.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, File No. 001-35504, filed with the Commission on February 28, 2017 (the “Form 10-K”), unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Results of Operations, page 39

1.
Please expand the disclosure regarding your consolidated and segment operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results during the comparative periods. In circumstances where there are multiple factors that are material to a change, please quantify the incremental impact of each factor on the overall change in the line item. For example, quantify how much of the decrease in net sales, from period-to-period, was due to changes in volumes sold, changes in selling prices, changes in product mix, and the net impact of the changes in foreign currency exchange rates. See Item 303(a)(3)(iii) of Regulation S-K.

Response:
In response to the Staff’s comment, we intend to expand our disclosure regarding our results of operations to provide further analysis of the factors impacting our results during the comparative periods. We would respectfully propose to make these expanded disclosures in future filings. As an example of such expanded disclosure, below is an excerpt from page 40 of the Form 10-K with changes denoted as underlined text.
Revenue
Our revenue for the year ended December 31, 2016 decreased $486.0 million, or 45.3%, to $587.6 million compared to the year ended December 31, 2015. The low commodity prices throughout 2016 resulted in a substantial reduction in activity as our customers’ budgets for capital and consumable

Securities and Exchange Commission
April 6, 2017

equipment were significantly reduced. For the year ended December 31, 2016, our Drilling & Subsea segment, Completions segment, and Production & Infrastructure segment comprised 38.5%, 21.7% and 39.8% of our total revenue, respectively, compared to 45.3%, 24.9% and 29.8%, respectively, for the year ended December 31, 2015. The revenue changes by operating segment consisted of the following:
Drilling & Subsea segment - Revenue decreased $259.4 million, or 53.2%, to $227.9 million during the year ended December 31, 2016 compared to the year ended December 31, 2015. Approximately 60% of the decline in segment revenue was the result of lower sales volumes of our drilling products and was caused by the 48% decrease in U.S. average rig count compared to the prior year period. Lower demand for our remotely operated vehicles and associated systems and other offshore products, which was largely attributable to reduced investment in global offshore projects, resulted in lower sales volumes and was approximately 30% of our reduced segment revenue for the period. The remaining 10% reduction in revenue was due to lower product pricing to our customers and changes in the foreign exchange rates.
Completions segment - Revenue decreased $139.8 million, or 52.3%, to $127.4 million during the year ended December 31, 2016 compared to the year ended December 31, 2015. Approximately 80% of the reduction in segment revenue was attributable to decreased volumes, as the global market experienced lower well completions activity, including in North America, and the remainder was due to lower product pricing to our customers. These items led to lower revenue from our casing and cementing equipment products sold to pressure pumping service providers and pressure control equipment.
Production & Infrastructure segment - Revenue decreased $86.7 million, or 27.1%, to $233.8 million during the year ended December 31, 2016 compared to the year ended December 31, 2015. Approximately 75% of the decrease in segment revenue was due to reduced sales volumes in production equipment and valves products. The decrease in exploration and production budgets led to lower sales of our surface production equipment and, to a lesser extent, lower sales of valve products to the upstream sector. The remainder of the decline in segment revenue of 25% was due to reduced product pricing to our customers. The demand for our midstream and downstream valves has continued to be more resilient than some of our other product lines.
Other income and expense, page 41

2.
We note that you recorded a foreign exchange gain of $21.3 million for the year ended December 31, 2016, representing an increase of $12.0 million compared to the prior year, and primarily the result of movements in the British pound and the Euro relative to the U.S. dollar. Please expand your disclosure to describe the monetary assets or liabilities that are denominated in a currency other than the functional currency that give rise to this transaction gain pursuant to ASC 830-20-35-1 through 2, and to include your accounting policy for foreign currency transactions under ASC 830-20.

Response:
In response to the Staff’s comment, we intend to expand our disclosure regarding the changes in our annual foreign exchange gains or losses. We would respectfully propose that we make these expanded disclosures in future filings. As an example of such expanded disclosure, below is an excerpt from page 41 of the Form 10-K with changes denoted as underlined text.
Other income and expense
Other income and expense includes interest expense, and foreign exchange gains and losses. We incurred $27.4 million of interest expense during the year ended December 31, 2016, a decrease of $2.5 million from the year ended December 31, 2015 on lower outstanding indebtedness and lower commitment fees on the unused portion of our revolving credit line. The foreign exchange gain was $21.3 million for the year ended December 31, 2016, an increase of $12.0 million from the year ended

Securities and Exchange Commission
April 6, 2017

December 31, 2015, and was primarily the result of movements in the British pound and the Euro relative to the U.S. dollar. These movements in the exchange rates create foreign exchange gains or losses when applied to assets or liabilities denominated in currencies other than the location’s functional currency. The primary drivers impacting our consolidated statement of income were gains on U.S. dollar denominated cash, trade account receivables and net intercompany receivable balances for our entities using a functional currency other than U.S. dollar. In year ended December 31, 2016, we wrote off $3.0 million of deferred financing costs as a result of the amendments of our credit facility in the first and fourth quarter of 2016 which reduced the size of our undrawn revolving credit line.
In addition, below is an excerpt from Note 2, Summary of significant accounting policies, from our consolidated financial statements in the Form 10-K, with proposed changes that we respectfully propose to make in future filings denoted as underlined text.
Non-U.S. local currency translation
The Company operates globally and its primary functional currency is the U.S. dollar ($). The majority of the Company’s non-U.S. operations, however, have designated the local currency as the functional currency. Financial statements of these non-U.S. operations, where the functional currency is not the U.S. dollar, are translated into U.S. dollars using the current rate method whereby assets and liabilities are translated at the balance sheet rate and income and expenses are translated at the average exchange rates in effect during the period. The resultant translation adjustments are reported as a component of accumulated other comprehensive income (loss) within stockholders’ equity. Gains and losses resulting from balance sheet remeasurements of assets and liabilities denominated in a currency other than the local entity’s functional currency are included in the consolidated statements of operations as incurred.
Form 8-K filed February 10, 2017

3.
We note that you have elected to disclose what appears to be a key performance indicator, your “book to bill” ratio. Please disclose how you compute the “book to bill ratio” and the significance or utility of this ratio in understanding your business.

Response:
In response to the Staff’s comment, we intend to add the disclosure shown below in our future quarterly earnings releases.
The book-to-bill ratio is calculated by dividing the dollar value of orders received in a given period by the revenue earned in that same period. We believe that this ratio is useful to the Company’s investors because it provides an indication of whether the demand for our products, in the markets in which we operate, is strengthening or declining. A ratio of greater than one is indicative of improving market demand, while a ratio of less than one would suggest weakening demand. In addition, we believe the book-to-bill ratio provides more meaningful insight into future revenues for our business than other measures, such as order backlog, because the majority of our products are activity based consumable items or shorter cycle capital equipment, neither of which are typically ordered by customers far in advance.
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Securities and Exchange Commission
April 6, 2017

Please direct any questions that you have with respect to the foregoing or with respect to the Form 10-K to me or James L. McCulloch, Executive Vice President, General Counsel and Secretary, at Jim.Mcculloch@F-E-T.com.

Very truly yours,

FORUM ENERGY TECHNOLOGIES, INC.

By: /s/ James W. Harris
James W. Harris
Executive Vice President and
Chief Financial Officer

cc: John Cannarella, Securities and Exchange Commission
Kimberly Calder, Securities and Exchange Commission

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